Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067
February 20, 2006

Russell Mancuso
Eduardo Aleman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Golden Valley Development, Inc.
Form 10-SB/A filed January 17, 2006
File No. 0-51637

Dear Messrs. Mancuso and Aleman:

Thank you for your comments letter of January 31, 2006. Please find following our responses to your comments.

1. We believe the spin-off was not required to be registered pursuant to SEC Division of Corporation Finance Staff Legal Bulletin No. 4, dated September 16, 1997. In SLB 4, the staff delineates the manner in which a spin-off may occur without registration.

The staff requires that five conditions be met. The first is that the parent shareholders do not provide consideration for the spun-off shares, which we satisfied. Second, the spin-off was pro-rata to the parent shareholders as required. Third, the parent company, Fresh Veg Broker.com, Inc. (now Tiger Team Technologies, Inc.) provided adequate information about the spin-off by a) distributing to its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14C (see accompanying information statement); and b) restricting the securities until after the 10-SB has been filed, informing the shareholders of this restriction in the information statement, placing a restricted legend on each of the certificates, and including stop transfer instructions on the company’s stock books to this effect, as required by the SEC’s no action letter to Axion Inc. of September 17, 1996 regarding non-reporting companies spinning off non-reporting subsidiaries. Fourth, as required by SLB 4, the parent company had a valid business purpose, as described in the information statement as well as in our disclosure document. And fifth, our former parent company formed this company - rather than acquiring it from a third party - satisfying this final requirement as laid out in SLB 4.

2. We have provided more specific disclosure regarding when our shares will be eligible for sale into the market in our “Market Price…” section, as requested.

We relied on Rule 144k to make our disclosure regarding the date upon which our shares will be eligible to be sold into the market, as that seemed the most stable and safest date to use, and seemed most in keeping with the spirit and Preliminary Note of Rule 144.

3. Our shares can be legally issued if we issued them in exchange for assets with no value because Nevada law provides for such exchanges. Pursuant to NRS 78.211,

The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. The judgment of the board of directors as to the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction.

And further, under NRS 78.215,

A corporation may issue and dispose of its authorized shares for such consideration as may be prescribed in the articles of incorporation or, if no consideration is so prescribed, then for such consideration as may be fixed by the board of directors.

Through the following statement, we hereby acknowledge that:

•	the company, Golden Valley Development, Inc., a Nevada corporation, is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

Sincerely,

By:	/s/ H. Arthur Davis
H. Arthur Davis
President